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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                         FIRST PALM BEACH BANCORP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                    33589B105
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       NAME OF REPORTING PERSON
         SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

         First Bank of Florida Employee Stock Ownership Plan
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER A GROUP*

         (a)      /  /
         (b)      /  /

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Employee benefit plan of a Delaware corporation

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            NUMBER OF       5.  SOLE VOTING POWER                      0
              SHARES
           BENEFICIALLY
             OWNED BY       6.  SHARED VOTING POWER                    0
               EACH
            REPORTING
              PERSON        7.  SOLE DISPOSITIVE POWER                 0
               WITH

                            8.  SHARED DISPOSITIVE POWER         372,450

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  372,450

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10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                  /  /

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   7.4% of 5,054,746 shares of Common Stock outstanding as of December 31, 1997

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12.      TYPE OF REPORTING PERSON*

                  EP

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                      *SEE INSTRUCTION BEFORE FILLING OUT!



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                                    ITEM 1(a)

NAME OF ISSUER:            First Palm Beach Bancorp, Inc. ("Company")

                                    ITEM 1(b)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:  450 S. Australian Avenue
                                                 West Palm Beach, FL 33401

                                    ITEM 2(a)

NAME OF PERSON FILING:     ESOP Committee

                                    ITEM 2(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:            First Palm Beach Bancorp, Inc.
                                                 450 S. Australian Avenue
                                                 West Palm Beach, FL 33401

                                    ITEM 2(c)

CITIZENSHIP:               Employee benefit plan of Delaware corporation.

                                    ITEM 2(d)

TITLE OF CLASS OF SECURITIES:   Common Stock, par value $.01 per share
                                ("Common Stock").

                                    ITEM 2(e)

CUSIP NUMBER:                      33589B105

                                     ITEM 3
The person filing is an:
         (f)    X          Employee Benefit Plan, Pension Fund which is
                           subject to the provisions of the Employee Retirement
                           Income Security Act of 1974 or Endowment Fund.

                                     ITEM 4
OWNERSHIP:

   The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1997. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

   (a)      AMOUNT BENEFICIALLY OWNED...........................................372,450

   (b)      PERCENT OF CLASS........................................................7.4%

   (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE.........................0

            (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE.......................0

            (iii)    SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF................0

            (iv)     SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION OF........372,450




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         The Plan was adopted by the Board of Directors of the Company, effective as of January 1, 1993, as amended and restated effective as of April 1, 1995 and further amended effective October 15, 1996 and November 18, 1997. It is a tax-qualified plan under the Internal Revenue Code of 1986, as amended. The Plan is administered by the ESOP Committee ("Committee"). The Committee currently consists of three directors of the Company, two of whom are also officers of the Company, and the assets of the Plan are held in a trust ("Trust") for which Marine Midland Bank serves as trustee ("Trustee").

         Pursuant to the written plan document governing the Plan ("Plan Document"), each Participant in the Plan ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the Plan and allocated to his or her account is voted on all matters on which stockholders of the Company may vote. Any unallocated Common Stock is generally required to be voted by the Trustee in the interest of ESOP Participants and their beneficiaries. Each Participant also has the right to direct whether Common Stock held by the Plan and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the interest of ESOP Participants and their beneficiaries. Notwithstanding the foregoing, the Trustee is required to vote or deliver, or to assert dissenters' rights with respect to, all unallocated Common Stock in a manner determined by the Trustee to be in the best interests of Participants and their beneficiaries.

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                                     ITEM 5

Not applicable.

                                     ITEM 6

         Dividends declared on Common Stock held by the Plan which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the Plan which are not invested in Common Stock, distributed to Participants in accordance with and at such time as provided in the Plan Document, or used to pay debt incurred to finance the purchase of the Common Stock that generated the dividends. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the Plan and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the Plan Document. Dividends declared on Common Stock held by the Plan and not allocated to the account of a Participant are used to repay any loan made to the Plan for the purpose of enabling it to purchase Common Stock. No Participant has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, a number of shares held by the Plan which exceeds 5% of the Common Stock issued and outstanding as of the date hereof.

                                     ITEM 7

Not applicable.

                                     ITEM 8

Not applicable.

                                     ITEM 9

Not applicable.

                                     ITEM 10

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             February 12, 1998.

FIRST PALM BEACH BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

By:      ESOP Committee




By:      /s/ LOUIS O. DAVIS, JR.
         ------------------------------
         Louis O. Davis, Jr.
         Member



By:      /s/ FRED A. GREENE
         ------------------------------
         Fred A. Greene
         Member



By:      /s/ R. RANDY GUEMPLE
         ------------------------------
         R. Randy Guemple
         Member




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